UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: January, 22, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi Simatupang ---------------------------------------------------- (Signature) Dewi Simatupang Acting VP Investor Relations

Number	:	Tel.03/LP 000/DCI-M0200000/2024

Jakarta,	January 22, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Lapangan Banteng Timur Street No.2-4

Jakarta 10710

Re	:	Resignation of PT Telkom Indonesia (Persero) Tbk’s Independent Commissioners

Dear Sir/Madam,

In compliance with the Article 6 of Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company and Article 9 of OJK Regulation No. 33/POJK.04/2014 concerning Directors and Board of Commissioners of Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Resignation of PT Telkom Indonesia (Persero) Tbk’s Independent Commissioners
2.	Date	19 January 2024
3.	Description

On Friday 19 January 2024, we have received the resignation letter from Mr. Abdi Negara Nurdin as an Independent Commissioner of PT Telkom Indonesia (Persero) Tbk (“The Company”). As mentioned in the resignation letter, the reason behind his resignation is due to his plan to support one of the candidates for President and Vice President in the Republic of Indonesia’s 2024 Election.

4.	The Impact of the Events	Has no material impact on the continuity of the Company’s business.
5.	Others

The Company will take necessary measures related to the resignation letter submitted by Mr. Abdi Negara Nurdin in accordance with all applicable regulations.

When the resignation of Mr. Abdi Negara Nurdin has been effective, the Member of the Company’s Board of Commissioners will be 9 in total with 3 of them being Independent Commissioners and the remaining 6 is non-Independent Commissioners.

Thus, can be concluded that the Company still meet the minimum numbers of Independent Commissioners as mentioned in the capital market regulation, since we still have more than 30% of Independent Commissioners in our Board of Commissioners.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Dewi Simatupang

Dewi Simatupang

Acting VP Investor Relations